UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2004

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.

(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

99.1   Press Release, dated as of July 28, 2004.

Item 12. Results of Operations and Financial Condition.

On July 28, 2004, Pac-West Telecomm, Inc. issued a press release announcing preliminary results for the quarter ended June 30, 2004. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: July 28, 2004

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Vice President Finance

INDEX TO EXHIBITS

99.1   Press Release, dated July 28, 2004.